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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: December 2007
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Investor Contact : John Farina	EMAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues,	WEB: www.namtai.com
599 da Avenida da Praia Grande, Macao, PRC
TEL : (853) 2835 6333 / FAX : (853) 2835 6262
NAM TAI COMPLETES PREVIOUSLY ANNOUNCED
REORGANIZATION OF NAM TAI GROUP
After the extraordinary general meeting of December 20,
Implementation of the Reorganization Proposals Involving Nam Tai
and its Hong Kong-Listed Subsidiaries Effectuated as of December 31, 2007
Macao, PRC — December 31, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that it had completed its previously announced reorganization of the Nam Tai Group structure involving its Hong Kong Stock Exchange-listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). As previously announced by Nam Tai on December 20, 2007, the minority shareholders of both NTEEP and JIC approved their company’s reorganization on December 20, 2007 and as of December 31, 2007 (Hong Kong time), the Reorganization Proposals had been implemented in Macao, PRC, resulting in an organization structure of the Company and its subsidiaries in the chart below.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“J.I.C.”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

J.I.C. Technology Company Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 987)
Completion of
A Very Substantial Disposal, A Major Transaction and Connected Transactions
Involving the sale of the Jetup Interest
by J.I.C. Technology Company Limited to Nam Tai Electronics, Inc., and
the acquisition of the Namtek Interests
by J.I.C. Technology Company Limited
from Nam Tai Electronic & Electrical Products Limited

The JIC Board is pleased to announce that the Reorganization was completed on 31st December, 2007.
Reference is made to the circular dated 5th December, 2007 (the “Circular”) and the announcement dated 20th December, 2007 made by NTEEP. Terms used in this announcement shall have the same meanings as defined in the Circular, unless the context otherwise requires.
The JIC Board is pleased to announce that as all conditions of the JIC Agreement, the Namtek Agreement and the NTEEP Agreement had been fulfilled, completion of the Reorganization took place on 31st December, 2007 accordingly.

Upon completion of the Reorganization, the group structure is as follows :
As at the date of this announcement, the executive directors are Mr. Chui Kam Wai and Dr. Yeoh Teck Hooi, the non-executive directors are Mr. Koo Ming Kown and Mr. John Quinto Farina and the independent non-executive directors are Mr. Cham Yau Nam, Mr. Leung Wai Hung and Mr. Choi Man Chau, Michael.

By order of the board of directors of
J.I.C. TECHNOLOGY COMPANY LIMITED	Chui Kam Wai
Chairman
Hong Kong, 31st December, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Nam Tai Electronic & Electrical Products Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 2633)
Completion of
A Very Substantial Acquisition, A Discloseable Transaction and Connected Transactions
Involving the sale of the Namtek Interests by
Nam Tai Electronic & Electrical Products Limited to
J.I.C. Technology Company Limited, and
the sale of the Zastron Interest and the Jetup Interest
by Nam Tai Electronics, Inc. to
Nam Tai Electronic & Electrical Products Limited

The NTEEP Board is pleased to announce that the Reorganization was completed on 31st December, 2007.
Reference is made to the circular dated 5th December, 2007 (the “Circular”) and the announcement dated 20th December, 2007 made by NTEEP. Terms used in this announcement shall have the same meanings as defined in the Circular, unless the context otherwise requires.
The NTEEP Board is pleased to announce that as all conditions of the JIC Agreement, the Namtek Agreement and the NTEEP Agreement had been fulfilled, completion of the Reorganization took place on 31st December, 2007 accordingly.

Upon completion of the Reorganization, the group structure is be as follows :
As at the date of this announcement, the executive directors are Mr. Kazuhiro Asano and Ms. Wong Kuen Ling, Karene, the non-executive directors are Mr. Koo Ming Kown and Mr. John Quinto Farina and the independent non-executive directors are Mr. Chan Tit Hee, Charles, Mr. Thaddeus Thomas Beczak and Mr. Roger Simon Pyrke.

By order of the board of directors of
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
Kazuhiro Asano
Chairman
Hong Kong, 31st December, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date January 2, 2008	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Chief Executive Officer